FORM 4                                              OMB APPROVAL
                                                OMB Number:    3235-0287
[ ] Check this box if no longer                 Expires: September 30, 1998
    subject to Section 16. Form 4 or            Estimated average burden
    Form 5 obligations may                      hours per response...0.5
    continue.
    See Instruction 1(b).

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940


1.  Name and Address of Reporting Person*
   Bigman       Theodore
(Last)          (First)           (Middle)

           1221 Avenue of the Americas
                (Street)

New York          NY               10020
(City)          (State)            (Zip)


2. Issuer Name and Ticker or Trading Symbol

   American Industrial Properties REIT [IND]


3. IRS or Social Security
   Number of Reporting
   Person (Voluntary)


4. Statement for
   Month/Year

        July 1997


5. If Amendment
   Date of Original
   (Month/Year)


6. Relationship of Reporting Person(s) to Issuer
          (Check all applicable)
      X  Director                      10% Owner
   ------                        ------

         Officer (give                 Other (specify
   ------        title below)    ------        below)


           ---------------------------------


7. Individual or Joint/Group Filing (Check Applicable
   Line)
    X  Form filed by One Reporting Person
   ---
       Form filed by More than One Reporting Person
   ---


Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)  2. Trans-   3. Trans-     4. Securities Acquired (A)  5. Amount of    6. Owner-   7. Nature
                                    action      action        or Disposed of (D)          Securities      ship        of
                                    Date        Code          (Instr. 3, 4 and 5)         Beneficially    Form:       Indirect
                                                (Instr. 8)                                Owned at        Direct      Bene-
                                                                                          End of Month    (D) or      ficial
                                    (Month/                                               (Inst. 3        Indirect    Owner-
                                    Day/                              (A or               and 4)          (I)         ship
                                    Year)     Code     V    Amount     (D)     Price                      (Instr. 4)  (Instr.4)










Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction
4(b)(v).

FORM 4 (continued)Table II--Derivative Securities Acquired, Disposed of, or
                               Beneficially Owned
          (e.g., puts, calls, warrants, options, convertible securities)


1. Title of Deriva-  2. Conver- 3. Trans- 4. Trans- 5. Number of 6. Date   7. Title and  8. Price  9. Number 10. Owner- 11. Nature
   tive Security        sion or    action    action    Deriva-      Exer-     Amount        of        of de-     ship       of
   (instr. 3)           Exer-      Date      Code      tive         cisable   of Under-     Deriv-    rivative   Form       In-
                        cise       (Month/   (Instr.   Securi-      and       lying         ative     Secur-     of De-     direct
                        Price      Day/      8)        ties         Expira-   Securi-       Security  ities      rivative   Benefi-
                        of         Year)               Acquired     tion      ties          (Instri.  Bene-      Secur-     cial
                        Deri-                          (A) or       Date      (Instr.       5)        ficially   ity:       Owner-
                        vative                         Disposed     (Month/   3 and                   Owned      Direct(D)  ship
                        Secur-                         of (D)       Day/      4)                      at End     or In-     (Instr.
                        ity                            (Instr.      Year)                             of Month   direct.(I) 4)
                                                       3, 4 and                                       (Instr.    (Instr.
                                                       5)                                             4)         4)

                                                                                      Amount
                                                                                      or
                                                                 Date    Expir-       Number
                                                                 Exer-   ration       of
                                             Code V    (A)  (D)  cisable Date   Title Shares

Options             $14.6875    07/08/97      A       2,000    Immedi- 7/8/2007 Common 2,000         2,000         D
Directors'                                                     ately            Shares
Compensation                                                                    of Beneficial
                                                                                Interest

Explanation of Responses:

*Shares issued in lieu of payment of director's fee.

** Intentional misstatements or omissions of facts constitute
   Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.



  By:     Theodore Bigman                             3/17/98
      --------------------------------       -------------------------
      **Signature of Reporting Person                  Date
          Authorized Representative
                                                                        Page 2
                                                               SEC 1474 (7-96)